Exhibit 99.1

JA Solar Announces Positive Preliminary First Quarter 2014 Results

SHANGHAI, China, April 14, 2014 - JA Solar Holdings Co., Ltd. (JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced preliminary results for its first quarter ended March 31, 2014.

Based on preliminary financial information, JA Solar currently expects total shipment volume in the first quarter of 2014 to exceed 620 MW, ahead of its previously announced guidance of 580 MW to 610 MW. The Company also expects sequential gross margin improvement in the first quarter of 2014.

Furthermore, the Company reiterates its full year cell and module shipments guidance of between 2.7 GW and 2.9 GW, which includes 200 MW of module shipments to the Company’s downstream projects.

“We are proud that solid execution in the quarter enabled us to exceed our previously issued guidance,” said Baofang Jin, Chairman and Chief Executive Officer of JA Solar.

First quarter 2014 preliminary results are subject to change based on the completion of the Company’s normal quarter-end review process. The Company expects to report first quarter 2014 results sometime in the first two weeks of May.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation.  The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry.  The Company distributes products under its own brand and also produces on behalf of its clients.  The Company shipped 2.1 GW of solar power products in 2013.  JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please contact:

ICR, LLC

Gary Dvorchak, CFA

Senior Vice President

Phone (U.S.): +1 (310) 954-1123

Phone (China): +86-138-1079-1408

Email: gary.dvorchak@icrinc.com